EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Vermont Electric Power Company, Inc.:

We consent to the use of our report dated March 7, 2008, with respect to the consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, incorporated herein by reference.  Our report on the consolidated financial statements of Vermont Electric Power Company, Inc. and subsidiary, refers to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

/s/ KPMG LLP

Burlington, Vermont
August 7, 2008